# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SHARING ECONOMY INTERNATIONAL INC., CIK 0000819926
CUSIP: 819534108
Title of class of securities: Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 9205 COUNTRY CLUB DRIVE, FARMINGTON HILLS, Michigan (MI), 48221
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0002133079
Persons authorized to receive notices and communications: Thomas E. Puzzo, Esq., Law Offices of Thomas E. Puzzo, PLLC, 3823 44th Ave. NE, Seattle, Washington (WA), 98105, 206-522-2256

## Reporting persons
- Huang Ximing (CIK 0002133079): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 4,103,939,641; shared voting power 0; sole dispositive power 4,103,939,642; shared dispositive power 0; aggregate amount beneficially owned 4,103,939,642 (65.6% of the class)
  Comment: For Items 7, 9 and 13 - One (1) share of Series B Preferred Stock, which can vote 51% of the Issuer's total common stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 Par Value
Name of issuer: SHARING ECONOMY INTERNATIONAL INC.
Address of issuer's principal executive offices: 9205 COUNTRY CLUB DRIVE, FARMINGTON HILLS, Michigan (MI), 48221

## Item 2. Identity and Background
Name of person filing: This statement relates to shares of the common stock, par value $0.001 per share, of Sharing Economy International Inc., a Nevada corporation (the "Issuer").
Residence or business address: The business address of the Reporting Person is Ximing Huang, Chief Executive Officer, Sharing Economy International, Inc., 9205 Country Club Drive, Farmington Hills, Michigan 48221.
Present principal occupation or employment: Mr. Huang's present principal occupation or employment is Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, Mr. Huang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any one of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Huang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any one of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Citizenship: Mr. Huang is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to the terms and conditions of that certain Share Exchange Agreement, dated August 2, 2026, by and among Sharing Economy International Inc., Light Across, Inc., a Delaware corporation ("Light Across"), and the holders of common stock of Light Across, the Issuer offered and sold an aggregate of 4,103,939,641 shares of common stock to the Mr. Huang.

Pursuant to that certain Non-Employee Director Agreement, dated August 10, 2026, by and between the Issuer and Ximing Huang, the Issuer granted Mr. Huang one (1) share of Series B Preferred Stock as consideration for Mr. Huang agreeing to act as Chairman of the Board of Directors of the Company for a term of three years. The Series B Preferred Stock gives the holder thereof the right to vote 51% of the shareholder vote on any and all shareholder matters.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities of the Issuer, as described in Item 3 herein, for investment purposes.

Depending upon then prevailing market conditions, other investment opportunities available to the Reporting Person, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, the Reporting Person may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer's common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person reserves the right to dispose of any or all of his respective shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

The Reporting Person intends to review his respective investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

The Reporting Person does not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Person may, at any time and from time to time, review or reconsider his respective position and/or change his respective purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
On the filing date of this Schedule 13D, the Reporting Person beneficially owned, in the aggregate, 4,103,939,641 shares of common stock, representing approximately 65.6% of the Issuer's outstanding shares of common stock, based on 6,248,548,045 shares of common stock issued and outstanding as of August 2, 2026, as reported on Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on August 2, 2026.

Mr. Huang beneficially owns an aggregate of one (1) share of Series B Preferred Stock shares (100% of the outstanding Series B Preferred Stock), which can vote 51% of the Company's total common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock and Series B Preferred Stock reported in this Schedule 13D as being beneficially owned by him.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the shares of common stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Except for the Reporting Person himself, no person is known by the Reporting Person to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock or Series B Preferred Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of Mr. Huang, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Number Description
3.1 Certificate of Designation for Series B Preferred Stock, dated August 11, 2026.
10.1 Non-Employee Director Agreement, dated August 10, 2026, by and between the Issuer and Ximing Huang.

## Signatures
- Huang Ximing: /s/ Ximing Huang, Ximing Huang (08/13/2026)